Document:	Corporate Policy
TITLE:	Code of Business Ethics and Conduct
Date:	March 2013	pacific booker minerals inc.

CODE OF BUSINESS ETHICS AND CONDUCT

OF

PACIFIC BOOKER MINERALS INC.

(the “Company”)

This Code supersedes and replaces all prior codes pertaining to the Code of Business Ethics and Conduct

INTRODUCTION

This Code of Business Ethics and Conduct represents the guidelines for the behaviour of all individuals involved in the business affairs of Pacific Booker Minerals Inc. (“PBM”), reflecting it’s corporate values of honesty and integrity, and the intent for all staff members to behave in the highest ethical standards.

To be ethical is to know the difference between right and wrong, and to do what is right. An ethical culture is based on personal and professional integrity, and always chooses right versus wrong.

This code applies to all employees, officers, directors, consultants, contractors, suppliers and any others acting on behalf of PBM. Every staff member is required to comply with this Code. PBM will ensure that this Code is communicated to all staff.

Every individual is responsible for knowing the contents of this policy and applying its principles in daily business activities. It is essential that all staff members conduct PBM business according to high ethical standards. Staff must also consider how their decisions and actions will appear to outside parties. The perception of wrongdoing can be as damaging as actual wrongdoing.

When any individual is uncertain about the ethics or legality of a planned action, it is his/her responsibility to consult with his/her manager, and if not satisfied by that individual’s response, to report their concern to the supervisor of that individual.

Staff working in management positions must lead by example, exhibiting high standards of ethical behaviour and are required to assume the responsibility for the actions and conduct of staff who report to them.

PBM supports charitable, civic, educational, cultural and political affairs when it is consistent with its business practices.

Violations of this policy will result in PBM taking appropriate action, including possible discharge from employment. Staff members should also be aware that possible personal liability does not end with termination of employment at PBM. Depending on the circumstances, an individual may also face civil or criminal charges and penalties (including imprisonment).

Compliance with this policy will be a factor in performance reviews.

PRINCIPLES OF BUSINESS CONDUCT:

All of the comments in this section are applicable to all staff and to their spouses/partners and family members.

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No individual shall use his/her position to solicit or conduct business for personal benefit or gain.

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Individuals will not accept gifts, favours or benefits of more than nominal value from anyone who wishes to or who does business with PBM.

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It is never acceptable to give gifts to government officials or staff.

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Where an individual feels that a gift must be accepted or given to avoid damaging a significant business relationship, the individual will advise his/her immediate manager.

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It is acceptable for staff to have a second job or have other business interests outside of PBM, provided it does not interfere with the individual’s ability to perform his/her duties at PBM and does not create a conflict of interest.

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Staff members may serve as a director of another organization provided that it is not a conflict of interest, and does not interfere with their ability to perform their duties at PBM.

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Staff members may seek and hold public office if they comply with the conflict of interest rules. Staff holding public office will need to avoid involvement in any decision, which could impact on the interests of PBM, or give the appearance of a conflict of interest.

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Personal relationships between staff members are not allowed to compromise the principles defined by this policy.

COMPLYING WITH THE LAW

PBM operates within the laws of the Province of British Columbia and the Government of Canada. All staff members are required to comply with applicable laws, rules and regulations. No staff member is ever expected to commit or condone an illegal act, or to instruct another staff member do so.

EMPLOYEE RIGHTS

Hiring decisions are to be made on the basis of merit and in accordance with BC labour laws and human rights legislation. No staff member is allowed to make employment decisions based on any ground prohibited by law, including age, sex, race, color, religion, creed, national origin, citizenship, language, marital status, family status, pregnancy status, sexual orientation, disability, health or political belief. Preference will be given to local residents.

PRIVACY REGULATIONS

Staff members may have access to confidential personal information. Release of such information is illegal without the individual’s permission unless required by law.

INSIDER TRADING

Staff members are prohibited from buying or selling company stock based upon information that has not been released to the public. An Insider trading policy will be provided upon request.

CONFLICTS OF INTEREST

A conflict of interest is a situation where an individual’s judgment may be compromised by a personal interest in the results of the situation. Staff members are prohibited from showing favouritism to any party or participating in any decision where he/she (or a family member or close personal friend) receives a benefit of some kind. If the decision is a normal part of the staff member’s duty, the individual must advise their immediate manager, so that there is no conflict of interest in the decision or the potential to create a conflict in the future.

CONFIDENTIALITY OF INFORMATION

Staff members may have access to confidential corporate information. Confidential information is not to be released to anyone who is not authorized to receive it or is not legally entitled to receive that information. Care must be taken not to discuss confidential information in public settings. Where staff members are uncertain as to whether certain information can or should be released he/she shall consult with his/her manager prior to releasing such information.

COMPANY RECORDS AND ACCOUNTING PRACTICES

All transactions must be accurately, completely and promptly reported and supported by all documentation available. No transaction, or portion of a transaction, is to be concealed from Accounting. Use of PBM funds for unlawful or improper purposes is prohibited. All transactions must be authorized and executed in accordance with policy and/or the instructions of management. Staff members are expected to follow internal policies relating to the security of computer systems and accounting procedures. Staff members are requested to report transactions which appear to be questionable. The integrity of PBM’s records is critical to its ongoing success and compliance with accounting procedures and controls must be maintained.

CONDUCTING OURSELVES APPROPRIATELY

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Staff of PBM must strive to conduct their relationships with government officials in a manner which does not compromise the integrity or reputation of PBM, the government, or its officials, should the details of the relationship become public.

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When out in the community, all staff should consider themselves ambassadors of PBM and be aware of how their actions, conduct and statements can impact the public perception. Only when it is part of their authorized duties, may staff deal with the media or make public statements on behalf of PBM.

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PBM believes in the importance of honest and open communication that would normally follow established organizational channels.

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Staff members holding professional credentials (such as lawyers, accountants, engineers, etc) are required to comply with all professional standards and rules of conduct when practicing their profession.

RESPECTING THE RIGHTS OF OTHERS

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Company assets may only be used for business purposes. Management staff is responsible for ensuring that appropriate policies, procedures and controls are put in place to safeguard these assets and to ensure that PBM assets are put to productive use.

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In dealing with shareholders, staff will conduct themselves with courtesy. PBM must comply with continuous and timely disclosure obligations to its shareholders and must avoid selective disclosures. All reports to management must contain full, accurate, timely and understandable disclosure.

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In dealing with customers, staff will conduct themselves with fairness, courtesy and behave in good faith.

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Relationships with suppliers must be at arms length and consistent with PBM policies and in accordance with applicable laws. In dealing with suppliers, all staff will conduct themselves with fairness, courtesy and behave in good faith.

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PBM is committed to environmental responsibility and stewardship and expects all staff to act in accordance with and to obey the Environmental policies.

REPORTING VIOLATIONS

A staff member, who believes or suspects a violation of this policy has occurred, has an obligation to report the violation to a PBM official. Matters referred to a manager or director will be handled as confidentially as possible and in accordance with PBM’s business practices, policies and the law. PBM will not condone reprisals against an individual for reporting in good faith a suspected violation of this policy. All reported violations will be investigated and appropriate action will be taken. Managers must report all breaches of this policy, including incidents of theft or fraud, to the CFO. If the violation involves the CFO, the breaches of this policy must be reported to the Chair of the Audit Committee, as instructed and detailed in the Whistleblower policy.

POLICY CLARIFICATION AND/OR SUGGESTIONS

PBM encourages staff members to suggest improvements to the provisions of this policy. Requests for policy clarifications should be directed to your immediate supervisor or the CFO.